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                  CUSIP No. 8762636105    13D/A     Page 1 of 8
                  ---------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )

                          TRM COPY CENTERS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

                                 With Copies to:
               Daniel G. Cohen               J. Baur Whittlesey, Equire
     ReadyCash Investment Partners, L.P.       Ledgewood Law Firm, P.C.
           c/o ReadyCash GP, Inc.            1521 Locust Street - 8th Fl.
             1521 Locust Street                 Philadelphia, PA 19102
           Philadelphia, PA 19102                  (215) 731-9450
               (215) 546-5005
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                         (Continued on following pages)




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CUSIP No. 8762636105                13D/A                            Page 2 of 8
--------------------                -----                            -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

               ReadyCash Investment Partners, L.P. 23-2948913

(2) Check the Appropriate Box if a Member of a Group
                   (a)      [   ]
                   (b)      [ X ]

(3) SEC USE ONLY
----------------
(4) Source of Funds
                             OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                            [   ]

(6) Citizenship or Place of Organization

                          Commonwealth of Pennsylvania

Number of                  (7) Sole Voting Power
Shares                             40,000(1)
Beneficially
Owned By
Each                       (8) Shared Voting Power
Reporting
Person
With
                           (9) Sole Dispositive Power
                                   40,000(2)

                          (10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    40,000(1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [ X ]

(13) Percent of Class Represented by Amount in Row (11)
                                    0.5%

(14) Type of Reporting Person
                                    PN

(1) Includes: (a) Warrants to purchase 40,000 shares of Common Stock which are exercisable within 60 days. Excludes: (a) 146,032 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion; (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties, as irrevocable proxies with respect thereto terminate upon conversion of the Series A Preferred Stock.

(2) Includes 40,000 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person. Excludes 146,032 shares of Common Stock issuable upon conversion of Series A Preferred Stock to Common Stock, as the Reporting Person automatically dissolves and liquidates upon such conversion


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CUSIP No. 8762636105                13D/A                            Page 3 of 8
--------------------                -----                            -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

               Daniel G. Cohen

(2) Check the Appropriate Box if a Member of a Group

                   (a)      [   ]
                   (b)      [ X ]

(3) SEC USE ONLY
----------------
(4) Source of Funds

                            OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

                    United States

Number of                  (7) Sole Voting Power
Shares                             850,584(1)
Beneficially
Owned By
Each                       (8) Shared Voting Power
Reporting                          229,934(2)
Person
With
                           (9) Sole Dispositive Power
                                   850,584(1)

                          (10) Shared Dispositive Power
                                   229,934(2)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,080,518(1)(2)(3)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                      [ X ]

(13) Percent of Class Represented by Amount in Row (11)
                                     15.3%

(14) Type of Reporting Person (See Instructions)
                                     IN

(1) Includes: (a) options to purchase 206,250 shares of Common Stock exercisable within 60 days; (b) 624,928 shares of Common Stock owned by Mr. Cohen; (c) 179 shares of Series A Preferred Stock owned by Mr. Cohen together with his wife which are convertible into 134 shares of Common Stock; (d) 21,163 shares of Series A Preferred Stock owned by Mr. Cohen which are convertible into 15,872 shares of Common Stock; and (e) warrants to purchase 3,400 shares of Common Stock which are exercisable within 60 days.

(2) Includes: (a) 189,934 shares of Common Stock owned by a partnership, the partners of which include Daniel Cohen and Edward Cohen. and (b) warrants to purchase 40,000 shares of Common Stock exercisable within 60 days owned by ReadyCash Investment Partners, LP ("RCIP"). Mr. Cohen is an owner and director of RCIP's general partner.

(3) Excludes: (a) 146,032 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by RCIP, as RCIP automatically dissolves and liquidates upon such conversion and (b) 234,920 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by third parties who have granted irrevocable proxies to RCIP, as such irrevocable proxies terminate upon conversion of the Series A Preferred Stock.



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CUSIP No. 8762636105                13D/A                            Page 4 of 8
--------------------                -----                            -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

               Edward E. Cohen

(2)  Check the Appropriate Box if a Member of a Group

                   (a)      [   ]
                   (b)      [ X ]


(3) SEC USE ONLY
----------------
(4) Source of Funds

                             OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                         [       ]

(6)  Citizenship or Place of Organization

                    United States

Number of                  (7) Sole Voting Power
Shares                            653,284 (1)
Beneficially
Owned By
Each                       (8) Shared Voting Power
Reporting                         189,934 (2)
Person
With
                           (9) Sole Dispositive Power
                                   653,284(1)

                          (10) Shared Dispositive Power
                                   189,934(2)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 843,218 (1)(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                     [ X ]

(13) Percent of Class Represented by Amount in Row (11)

                                      11.9%

(14) Type of Reporting Person (See Instructions)
                                       IN

(1) Includes: (a) options to purchase 151,250 shares of Common Stock exercisable within 60 days; (b) 43,994 shares of Common Stock owned by an individual retirement account for the benefit of Mr. Cohen; (c) 438,767 shares of Common Stock owned by Mr. Cohen; (d) 21,164 shares of Series A Preferred Stock owned by Mr. Cohen which are convertible into 15,873 shares of Common Stock; and (e) warrants to purchase 3,400 shares of Common Stock which are exercisable within 60 days.

(2) Includes: (a) 189,934 shares of Common Stock owned by a partnership, the partners of which include Daniel Cohen and Edward Cohen.

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CUSIP No. 8762636105                13D/A                            Page 5 of 8
--------------------                -----                            -----------

(1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

               Arete Foundation 23-6779271

(2)  Check the Appropriate Box if a Member of a Group

                   (a)      [   ]
                   (b)      [ X ]


(3) SEC USE ONLY
----------------
(4) Source of Funds

                              OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                         [       ]

(6)  Citizenship or Place of Organization


                          Commonwealth of Pennsylvania
Number of                  (7) Sole Voting Power
Shares                               40,940
Beneficially
Owned By
Each                       (8) Shared Voting Power
Reporting
Person
With
                           (9) Sole Dispositive Power
                                     40,940

                          (10) Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                     40,940

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                      [   ]

(13) Percent of Class Represented by Amount in Row (11)
                                       0.6%

(14) Type of Reporting Person (See Instructions)
                                        OO




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CUSIP No. 8762636105                13D/A                            Page 6 of 8
--------------------                -----                            -----------

Item 1.  Security and Issuer

This statement relates to the Common Stock, no par value, of TRM Copy Centers Corporation (the "Issuer" or "TRM"). The principal executive offices of the Issuer are located at 5208 NE 122nd Avenue, Portland, Oregon 97230-1074.

Item 2.  Identity and Background

           No change for any of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration

           No change as to Arete Foundation or RCIP. This Amendment No. 5 is to correct an erroneous characterization contained in the amendment to
           Schedule 13D filed on March 25, 2003 ("Amendment No. 4") of a transfer of common stock of TRM from Daniel G. Cohen to Edward E. Cohen. As corrected, the description of the transaction is as follows: On March 14, 2003, Daniel G. Cohen purchased 292,512 shares of Common Stock of TRM at a price of $0.98 per share in a privately negotiated purchase. In making the purchase on March 14, 2003, Daniel
           G. Cohen purchased one-half of the shares in the capacity of agent for his father, Edward E. Cohen. On March 24, 2003 Daniel G. Cohen transferred one-half of the purchased shares to Edward E. Cohen. The transfer to Edward E. Cohen was a transfer without consideration of record title of shares already owned beneficially by him.

Item 4. Purpose of Transaction

         No change for any of the Reporting Persons.

           (a) None.

           (b) None

           (c) None

           (d) None

           (e) None

           (f) None

           (g) None

           (h) None

           (i) None

           (j) None




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CUSIP No. 8762636105                13D/A                            Page 7 of 8
--------------------                -----                            -----------



Item 5.  Interest  in Securities of the Issuer.

       (a) No change for any of the Reporting Persons.

       (b) No change for any of the Reporting Persons.

       (c) No change as to Arete Foundation or RCIP. This Amendment No. 5 is to correct an erroneous characterization contained in the amendment to
       Schedule 13D filed on March 25, 2003 ("Amendment No. 4") of a transfer of common stock of TRM from Daniel G. Cohen to Edward E. Cohen. As corrected, the description of the transaction is as follows: On March 14, 2003, Daniel G. Cohen purchased 292,512 shares of Common Stock of TRM at a price of $0.98 per share in a privately negotiated purchase. In making the purchase on March 14, 2003, Daniel G. Cohen purchased one-half of the shares in the capacity of agent for his father, Edward E. Cohen. On March 24, 2003 Daniel G. Cohen transferred one-half of the purchased shares to Edward E. Cohen. The transfer to Edward E. Cohen was a transfer without consideration of record title of shares already owned beneficially by him.

       (d) None

       (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        No Change

Item 7. Materials to be Filed as Exhibits

        No Change




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CUSIP No. 8762636105                13D/A                            Page 8 of 8
--------------------                -----                            -----------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       READYCASH INVESTMENT PARTNERS, L.P.

                       By: ReadyCash GP Corp., General Partner


                       By: Daniel G. Cohen
                           --------------------------
                           Daniel G. Cohen, President


                                Daniel G. Cohen
                                ---------------------
                                DANIEL G. COHEN


                                Edward E. Cohen
                                ---------------------
                                EDWARD E. COHEN

                       ARETE FOUNDATION


                       By: Edward E. Cohen
                       ------------------------------
                       Edward E. Cohen Trustee

                       July 17, 2003